# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Southern Cross Acquisition I Corp., CIK 0002116230
CUSIP: G82934129
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1412 BROADWAY, 21ST FLOOR SUITE 21V, NEW YORK, New York (NY), NEW YORK
Date of event which requires filing of this statement: 07/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001054587

## Reporting persons
- Sculptor Capital LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 625,000; sole dispositive power 0; shared dispositive power 625,000; aggregate amount beneficially owned 625,000 (5.32% of the class)
  Comment: Sculptor Capital LP ("Sculptor"), a Delaware limited partnership, is the principal investment manager to a number of private funds and discretionary accounts (collectively, the "Accounts").
- Sculptor Capital II LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 625,000; sole dispositive power 0; shared dispositive power 625,000; aggregate amount beneficially owned 625,000 (5.32% of the class)
  Comment: Sculptor Capital II LP ("Sculptor-II"), a Delaware limited partnership that is wholly owned by Sculptor, also serves as the investment manager to certain of the Accounts. The Ordinary Shares reported in this Schedule 13G are held in the Account(s) managed by Sculptor and Sculptor-II.
- Sculptor Capital Holding Corp: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 625,000; sole dispositive power 0; shared dispositive power 625,000; aggregate amount beneficially owned 625,000 (5.32% of the class)
  Comment: Sculptor Capital Holding Corporation ("SCHC"), a Delaware corporation, serves as the general partner of Sculptor.
- Sculptor Capital Holding II LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 625,000; sole dispositive power 0; shared dispositive power 625,000; aggregate amount beneficially owned 625,000 (5.32% of the class)
  Comment: Sculptor Capital Holding II LLC ("SCHC-II"), a Delaware limited liability company that is wholly owned by Sculptor, serves as the general partner of Sculptor-II.
- Sculptor Capital Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 625,000; sole dispositive power 0; shared dispositive power 625,000; aggregate amount beneficially owned 625,000 (5.32% of the class)
  Comment: Sculptor Capital Management, Inc. ("SCU"), a Delaware limited liability company, is a holding company that is the sole shareholder of SCHC and the ultimate parent company of Sculptor and Sculptor-II.
- Sculptor Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 625,000; sole dispositive power 0; shared dispositive power 625,000; aggregate amount beneficially owned 625,000 (5.32% of the class)
  Comment: Sculptor Master Fund, Ltd. ("SCMF") is a Cayman Islands company. Sculptor is the investment adviser to SCMF.

## Item 1. Issuer
Name of issuer: Southern Cross Acquisition I Corp.
Address of issuer's principal executive offices: 1412 BROADWAY, 21ST FLOOR SUITE 21V, NEW YORK, NY, 10018

## Item 2. Person Filing
Name of person filing: Sculptor Capital LP
Address of principal business office or, if none, residence: 9 West 57th Street, 40th Floor, New York, NY 10019
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 625,000
Percent of class: 5.32%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 625,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 625,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Sculptor and Sculptor-II serve as the principal investment managers to the Accounts and thus may be deemed beneficial owners of the Ordinary Shares in the Accounts managed by Sculptor and Sculptor-II. SCHC-II serves as the sole general partner of Sculptor-II and is wholly owned by Sculptor. SCHC serves as the sole general partner of Sculptor. As such, SCHC and SCHC-II may be deemed to control Sculptor as well as Sculptor-II and, therefore, may be deemed to be the beneficial owners of the Ordinary Shares reported in this Schedule 13G. SCU is the sole shareholder of SCHC, and, for purposes of this Schedule 13G, may be deemed a beneficial owner of the Ordinary Shares reported herein.

In accordance with SEC Release No. 34-39538 (January 12, 1998) (the "Release"), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of Sculptor Capital LP and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with the Release.

The percentages reported in this Schedule 13G have been calculated based on 11,739,300 Class A ordinary shares outstanding, as set forth in the Issuer's Form 8-K filed July 23rd, 2026.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 6

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sculptor Capital LP: /s/ Ellen Conti, Ellen Conti / Chief Financial Officer (07/28/2026)
- Sculptor Capital II LP: /s/ Ellen Conti, Ellen Conti / Chief Financial Officer (07/28/2026)
- Sculptor Capital Holding Corp: /s/ Ellen Conti, Ellen Conti / Chief Financial Officer (07/28/2026)
- Sculptor Capital Holding II LLC: /s/ Ellen Conti, Ellen Conti / Chief Financial Officer (07/28/2026)
- Sculptor Capital Management, Inc.: /s/ Ellen Conti, Ellen Conti / Chief Financial Officer (07/28/2026)
- Sculptor Master Fund, Ltd.: /s/ Ellen Conti, Ellen Conti / Chief Financial Officer (07/28/2026)